Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 7, 2016

Thomas Kluck U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Prime Acquisition Corp. Registration Statement on Form F-1 Filed August 10, 2016 File No. 333-212397

Dear Mr. Kluck:

On behalf of our client, Prime Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 2, 2016 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1/A filed on August 10, 2016 (the “Registration Statement”). Given the costs to the Company associated with filing a full amendment to the Registration Statement (including the costs of two accounting firms consenting to the registration statement), the Company hereby requests that it be permitted to make the changes specified below in the final prospectus to be filed after the effectiveness of the Registration Statement.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Company’s response, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Thomas Kluck September 7, 2016 Page 2

General

1.	We note your response to comments 2 and 3. Please be advised that we consider the resale of securities by broker-dealers to be an indirect primary offering. With respect to those shares being offered by broker-dealers for resale, we note that you are not eligible to conduct a primary at-the-market offering; thus, please revise your disclosure to clarify that the offering of those shares by broker-dealers will be made at a fixed price. The prospectus must also state that such broker-dealers are underwriters.

Response: The Company will remove Chardan Capital Markets and Maxim Partners LLC from the selling shareholder table, the associated footnotes to the selling shareholder table, and the paragraph above the selling shareholder table in the final prospectus.

2.	With respect to the resale of securities by an affiliate of a broker-dealer, please disclose whether such securities were purchased in the ordinary course of business and whether at the time of the purchase of the securities to be resold, the seller had any agreement or understanding, directly or indirectly, with any person to distribute the securities. We may have further comments.

Response: George Kaufman, an affiliate of Chardan Capital Markets LLC, a registered broker dealer, acquired the securities being registered pursuant to the Registration Statement as compensation for his service as a director to the Company. At the time he acquired his securities, Mr. Kaufman did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities. The Company will add the following disclosure to footnotes 12 and 13 to the selling shareholder table in the final prospectus:

George Kaufman is an affiliate of Chardan Capital Markets LLC, a registered broker dealer. Mr. Kaufman acquired the securities owned by him as compensation for his service to Prime as a director. At the time he acquired the securities, Mr. Kaufman did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner